

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Lee Chen
Chief Executive Officer
A10 Networks, Inc.
3 West Plumeria Drive
San Jose, CA 95134

Re: A10 Networks, Inc.
Registration Statement on Form S-1 and
Amendment No. 1 to Registration Statement on Form S-1
Filed February 18 and March 10, 2014
File No. 333-194015

Dear Mr. Chen:

We have reviewed the above-cited filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement as appropriate to clarify whether you are required to have a qualified independent underwriter in light of the conflicts of interest between your lead underwriters and loan arrangements with affiliates of your lead underwriters pursuant to FINRA Rule 5121. If so, please revise to add appropriate risk factor disclosure.

2. We note that you have included Pacific Crest Securities and Oppenheimber & Co. on the cover page of the prospectus. Please tell us whether they are managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Use of Proceeds, page 41

3.   You disclose on page 138 that you "may use more than 5% of the net proceeds that [you] receive from this offering to reduce the balance under [y]our credit agreement…." Please revise your use of proceeds disclosure, and elsewhere as appropriate such as the summary section, to identify the conflict of interest related to your credit facility and your lead underwriters and to disclose the maximum dollar amount or percentage of the net proceeds that maybe be used to reduce the balance under your credit agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Mark B. Baudler, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.